 SEC 1745 Potential persons who are to respond to the collection of information contained in this form (6-01) are not required to respond unless the form displays a currently valid OMB control number. ================================================================================
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                                 UNITED STATES                                              OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION                                    --------------------------
                             Washington, D.C. 20549                                         OMB Number: 3235-0145
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                                                                                            Expires: October 31, 2002
                                 SCHEDULE 13G                                               --------------------------
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Under the Securities Exchange Act of 1934 (Amendment No. ___)* BETA OIL & GAS, INC. (Name of Issuer) Common Stock, $.001 par value (Title of Class of Securities) 08659A 10 4 (CUSIP Number) December 31, 2001 (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [_] Rule 13d-1(b) [_] Rule 13d-1(c) [X] Rule 13d-1(d) * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). 1. Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Lisa L. Antry and Steve A. Antry 2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_] (b) [_] 3. SEC Use Only 4. Citizenship or Place of Organization United States Number of 5. Sole Voting Power -0- Shares Beneficially 6. Shared Voting Power 1,622,000 Owned by Each Reporting 7. Sole Dispositive Power -0- Person with 8. Shared Dispositive Power 1,622,000 9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,000 10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_] 11. Percent of Class Represented by Amount in Row (9) 13% 12. Type of Reporting Person (See Instructions) IN Item 1. (a) Name of Issuer: Beta Oil & Gas, Inc. (b) Address of Issuer's Principal Executive Offices: 6120 South Yale Avenue, Suite 813 Tulsa, Oklahoma 74136 Item 2. (a) Name of Person Filing: Lisa L. Antry and Steve A. Antry (b) Address of Principal Business Office, or if None, Residence: 6120 South Yale Avenue, Suite 813 Tulsa, Oklahoma 74136 (c) Citizenship: United States (d) Title of Class of Securities: Common Stock, par value $.001 (e) CUSIP Number: 08659A 10 4 Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o). (b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c). (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c). (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8). (e) [_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E); (f) [_] An employee benefit plan or endowment fund in accordance with sect;240.13d-1(b)(1)(ii)(F); (g) [_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G); (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) [_] Group, in accordance with §240.13d-1(b)(1)(ii)(J). Item 4. Ownership. (a) Amount beneficially owned: 1,622,000 (b) Percent of class: 13% (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: -0- (ii) Shared power to vote or to direct the vote: 1,622,000 (iii) Sole power to dispose or to direct the disposition of: -0- (iv) Shared power to dispose or to direct the disposition of:1,622,000 Item 5. Ownership of More than Five Percent or Less of a Class. Not Applicable Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable Item 8. Identification and Classification of Members of the Group. Not Applicable Item 9. Notice of Dissolution of the Group. Not Applicable Item 10. Certification. Not Applicable SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 13, 2002 ------------------------- Steve A. Antry ------------------------- Lisa L. Antry Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001). EXHIBIT "A" JOINT FILING AGREEMENT This Joint Filing Agreement (this "Agreement") dated as of the 13th day of February, 2002, is by and between the undersigned parties. In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Beta Oil & Gas, Inc., a Nevada corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto). IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written. ------------------------------------ Steve A. Antry ------------------------------------ Lisa L. Antry